SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                         AMENDMENT NO. 1
                               TO
                          SCHEDULE 13D

                            Under the
                 Securities Exchange Act of 1934


                 REMINGTON OIL & GAS CORPORATION
          --------------------------------------------
                        (Name of Issuer)


                 Common Stock ($1.00 par value)
                --------------------------------
                 (Title of Class of Securities)

                            759594302
                           -----------
                         (CUSIP Number)



                       Nicholas G. Miller
                HAWLEY TROXELL ENNIS & HAWLEY LLP
                          P.O. Box 1617
                       Boise, Idaho 83701
                   Telephone:  (208) 344-6000
              -------------------------------------
       (Names, addresses, and telephone numbers of persons
        authorized to receive notices and communications)


                        December 28, 1998
                      ---------------------
                  (Date of event which requires
                    filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this statement because of Rule 13d-
1(e), 13d-1(f) or 13d-1(g), check the following box:  [  ]

1)        S.S. or I.R.S. Identification Nos. of Above Persons

          J.R. Simplot/J.R. Simplot Self Declaration of Revocable
          Trust; SSN ###-##-####.

2)        Check the Appropriate Box if a Member of a Group

          (a)

          (b)

3)        SEC Use Only

4)        Source of Funds

          WC

5)        Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)

6)        Citizenship or Place of Organization

          US

Number of           7)   Sole Voting Power             5,930,028
Shares
Beneficially        8)   Shared Voting Power           1,000
Owned
by Each             9)   Sole Dispositive Power        5,930,028
Reporting
Person With:        10)  Shared Dispositive Power      1,000

11)       Aggregate Amount Beneficially Owned by Each Reporting
          Person

          5,931,028 shares (includes 1000 shares in an account held by Mr. Simplot's spouse. Also includes 300,000 shares exercisable under the Warrant).

12)       Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares

13)       Percent of Class Represented by Amount in Row (11)

          27.6%

14)       Type of Reporting Person

          IN

1)        S.S. or I.R.S. Identification Nos. of Above Persons

          S-Sixteen Limited Partnership, SSN 82-0447708

2)        Check the Appropriate Box if a Member of a Group

          (a)

          (b)

3)        SEC Use Only

4)        Source of Funds

          WC

5)        Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)

6)        Citizenship or Place of Organization

          US

Number of           7)   Sole Voting Power             3,085,028
Shares
Beneficially        8)   Shared Voting Power           0
Owned
by Each             9)   Sole Dispositive Power        3,085,028
Reporting
Person With:        10)  Shared Dispositive Power      0

11)       Aggregate Amount Beneficially Owned by Each Reporting
          Person

          3,085,028 (includes 300,000 shares exercisable under the Warrant).

12)       Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares

13)       Percent of Class Represented by Amount in Row (11)

          14.3%

14)       Type of Reporting Person

          PN

          This Amendment No. 1 amends the Schedule 13D originally filed on September 2, 1997 (the "Schedule 13D") by the persons listed in Item 2 thereof (the "Reporting Persons"). The Schedule 13D related to the Class A (Voting) Common Stock, par value $1.00 per share (the "Class A Stock") of Remington Oil & Gas Corporation, a Delaware corporation (the "Issuer").

          The purpose of this Amendment is to report:

          A. The consequences of the effectiveness, on December 28, 1998, of the transactions described in that certain Merger Agreement dated June 22, 1998 between S-Sixteen Holding Company ("SSHC") and the Issuer (the "Transaction"). The Transaction is described in the Issuer's prospectus and proxy statement dated November 27, 1998 relating to the Transaction. As a result of the Transaction:

               1. SSHC (the successor in interest by virtue of a name change to Box Brothers Holding Company, which was one of the Reporting Persons), was merged into the Issuer with the Issuer remaining as the surviving corporation, and therefore SSHC is no longer a Reporting Person under the Schedule 13D.

               2. The 1,840,525 shares of the Issuer's Class A Stock held by the Reporting Persons as described in the Schedule 13D were converted into the right to receive 2,116,604 shares of a newly authorized and issued class of the Issuer's common stock par value (the "New Common Stock"). Each share of New Common Stock is entitled to one vote on all matters coming before the stockholders of the Issuer.

               3. BBHC Acquisition Co., L.L.C. (the "LLC"), one of the Reporting Persons, as the stockholder of SSHC, received

               a. The 2,116,604 shares of New Common Stock referred to in 2, above.

               b. In consideration for the other assets of SSHC, an additional 668,424 shares of New Common Stock; and

               c. Also in consideration for the other assets of SSHC, a warrant (the "Warrant") for the right to purchase an additional 300,000 shares of New Common Stock, at various prices and times (the "Warrant Shares"). The Warrant is presently exercisable.

               4. Shares of the Issuer's Class B (Nonvoting) Common Stock (the "Class B Stock") previously owned by Mr. Simplot and the Trust were converted into the right to receive an equal number of shares of the New Common Stock. The Schedule 13D did not report the ownership of the Class B Stock because it was nonvoting stock. Through the Trust Mr. Simplot owned 2,845,000 shares of Class B Stock. His wife owned 1000 shares of Class B Stock held in a separate account. As a result of the Transaction, the Reporting Persons will own 2,846,000 shares of New Common Stock in addition to the shares referred to in 3 above.

          B. The dissolution of the LLC, which occurred on the same day as the effective date of the Transactions. Accordingly, the LLC is no longer listed as a Reporting Person.

          Except as expressly set forth in this Amendment, the
Schedule 13D remains in effect.

ITEM 1.   Security and Issuer.

          The class of securities to which this Schedule 13D relates is the New Common Stock and the Warrant.

ITEM 2.   Identity and Background.

(a)  This statement is being filed on behalf of:

          1) S-Sixteen Limited Partnership, an Idaho Limited
Partnership, ("S-Sixteen"), which is the sole member of the LLC;

          2) The J.R. Simplot Self-Declaration of Revocable Trust, dated December 21, 1989 (the "Trust") the sole General Partner of S-Sixteen. The Trust was formed under the laws of the State of Idaho by Mr. Simplot. The Trust is an inter vivos revocable trust of which Mr. Simplot is the trustee and beneficiary; and

          3) Mr. Simplot.

ITEM 3.   Source and Amount of Funds or Other Consideration.

          The consideration for the 2,785,028 shares and the 300,000 Warrant Shares was the merger of SSHC into the Issuer as part of the Transaction. Mr. Simplot and the Trust purchased the Class B Stock through cash and borrowings under brokerage accounts subject to customary margin terms. Mrs. Simplot purchased the Class B Stock for cash.

ITEM 4.   Purpose of Transaction.

          As described in the Schedule 13D, Mr. Simplot agreed with the Issuer in August 1997 to explore structuring of the Issuer, including the conversion to a single class of stock. The
Transaction accomplishes this objective.

          Mr. Simplot may from time to time seek to increase, reduce or dispose of his investment in the New Common Stock in the open market, in privately negotiated transactions, or otherwise. The determination to effect any such transactions will depend on, among other things, the market price, availability of funds, borrowing costs, market conditions, developments affecting the Issuer and Mr. Simplot, other opportunities available to Mr. Simplot and other considerations. Mr. Simplot intends, from time to time, to review his investment in the Issuer and to take such action with respect to the Issuer as he considers desirable in light of the circumstances then prevailing.

ITEM 5.   Interest in Securities of the Issuer.

          (a) The beneficial ownership of the Reporting Persons shown in Item 2 of this Amendment as of the date hereof is as follows:

               1. S-Sixteen owns and has voting and investment power with respect to (a) 2,785,028 shares of New Common Stock,
(b) the Warrant, and (c) the 300,000 Shares.

               2. The Trust and Mr. Simplot own and have voting and investment power with respect to 2,845,000 shares of New
Common Stock.

               3. Mr. Simplot shares with Mrs. Simplot voting and investment power with respect to 1000 shares of New Common
Stock.

          In sum, the Reporting Persons own 5,931,028 shares of New Common Stock, representing 27.6% of the outstanding New
Common Stock.

          (b)  Not applicable.

ITEM 7.   Material to be filed as Exhibits.

          None.

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify the information set forth in this statement is true, complete and correct.

                              S-Sixteen Limited Partnership


Date:  December 24, 1998      By //s// J.R. Simplot

                              J.R. Simplot, Trustee, J.R. Simplot
                              Self Declaration of Revocable
                              Trust, General Partner


                              J.R. Simplot
                              Self Declaration of Revocable Trust


Date:  December 24, 1998      By //s// J.R. Simplot
                              J.R. Simplot, Trustee



Date:  December 24, 1998      //s// J.R. Simplot
                              J.R. Simplot